FY3Q24 Earnings Presentation June 3rd, 2024

2 Disclaimer The contents of any website mentioned or hyperlinked in this presentation are for informational purposes and the contents thereof are not part of or incorporated into this presentation. Certain statements made in this presentation are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro's business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro's securities on Nasdaq; the price of Lavoro's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro's business; Lavoro's inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic condition; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in Lavoro's other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro's expectations, plans, or forecasts of future events and views as of the date of this presentation. Lavoro anticipates that subsequent events and developments will cause Lavoro's assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever. This presentation also includes certain non-IFRS financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-IFRS financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-IFRS financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-IFRS financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-IFRS measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-IFRS financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-IFRS financial measures to the nearest IFRS measure is included in this presentation.

3 FY3Q24 Financial Summary (1) ▪ Revenue of $514.2M (+6% y/y; +1% in BRL terms), with growth driven by strong Grains revenue, market share gains and inputs volume growth, which counteracted continued input price deflationary pressures across Brazil and Colombia ▪ Gross Profit of $60.2M (-16% y/y). Gross Margin contracted -310 bps to 11.7%, adverse effects from revenue mix, the impact of inputs price declines across all segments, and increased freight expenses ratio. ▪ Distribution margins in Brazil continuing to gradually stabilize. Brazil Gross Margins (Inputs) contracted by -190 bps y/y, an improvement relative to 2Q24 (-510 bps) and -1,060bps in 1Q24 ▪ Crop Care segment revenue increasing 30% to $22.1 million, and gross profit expanding 14% to $9.1M million driven by strong demand for biologicals. ▪ Adjusted EBITDA: $3.7M, vs. $24.9M last year. Adj. EBITDA Margin contracted by -440 bps to 0.7% Executive Summary Market and Guidance Update ▪ Lavoro’s financial outlook for FY2024 revised due to more challenging market conditions than anticipated ▪ Revised outlook largely impacted by lower-than-expected 4Q24 revenue for Brazil Ag Retail ▪ Farmer continuing to push purchasing decision closer to need, pushing inputs demand to FY25 ▪ Prudent credit policy with farmer clients that had outstanding payment balances with Lavoro (1) USD/BRL average period exchange rate used to translate results to USD: 4.952 for 3Q24 | 4.955 for 2Q24 | 5.265 for 2Q23 | 1Q24 period converted using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) | 1Q23 period converted using monthly exchange rates (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

4 3Q24 Financial Performance (USD) 432.2 426.7 54.2 87.5 486.4 514.2 +6% Inputs Grains 51.6 43.5 7.6 7.3 8.0 9.1 4.7 0.3 71.9 60.2 -16% 426.5 450.0 48.2 50.5 22.1 486.4 514.2 17.1 (5.4) (8.4) +6% Corporate / Eliminations Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA As % of Revenue 14.8% 11.7% As % of Inputs Revenue 16.6% 14.1% 17.2 4.3 2.7 0.9 (0.5) 24.8 3.7 0.5 1.4 1.9 -85% In millions of US dollars(1) 5.1% 0.7% 5.7% 0.9% 3Q23 3Q24 3Q23 3Q24 3Q23 3Q24 3Q23 3Q24 Note: Intercompany results represent sales between Crop Care and Brazil Ag Retail segments: (1) USD/BRL average period exchange rate used to translate results to USD: 4.952 for 3Q24 | 4.955 for 2Q24 | 5.265 for 2Q23 | 1Q24 period converted using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) | 1Q23 period converted using monthly exchange rates (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

5 3Q24 Financial Performance (BRL) 281.7 433.1 2,244.5 2,112.8 2,526.2 2,545.8 +1% Inputs Grains 268.1 215.4 39.5 36.1 41.4 45.2 24.4 1.3 373.4 297.9 -20% 250.6 250.1 109.5 2,215.0 88.6 (28.0) 2,227.8 (41.6) 2,526.2 2,545.8 +1% Corporate / Eliminations Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA 89.4 22.5 14.2 2.7 6.7 4.6 9.3 (2.4) 128.7 18.3 -86% In millions of Brazilian reais 3Q23 3Q24 3Q23 3Q24 3Q23 3Q24 3Q23 3Q24 As % of Revenue 14.8% 11.7% As % of Inputs Revenue 16.6% 14.1% 5.1% 0.7% 5.7% 0.9%

6 FY2024 Guidance Revised due to Market Conditions FY2024 Guidance Prior (USD) Revised (USD) Revised (BRL) Consolidated Financials Outlook Low High Low High Low High Revenue 2,000 2,300 1,800 1,950 8,900 9,700 Inputs revenue 1,700 2,000 1,600 1,750 7,900 8,700 Adjusted EBITDA 80 110 46 55 230 280 (1) USD/BRL average period exchange rate used to translate results to USD: 5.15 assumed for 4Q24 | 4.952 for 3Q24 | 4.955 for 2Q24 | 5.265 for 2Q23 | 1Q24 period converted using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) | 1Q23 period converted using monthly exchange rates (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

Summary of Financial Results for 3Q24 in USD

In millions of US dollars[1]

Consolidated Results (USD)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
Revenue by Segment	**486.4**	**514.2**	**6%**	**1,534.9**	**1,615.9**	**5%**
Brazil Ag Retail	426.5	450.0	5%	1,309.6	1,390.5	6%
Latam Ag Retail	48.2	50.5	5%	172.0	172.6	0%
Crop Care	17.1	22.1	30%	110.7	130.6	18%
Intercompany eliminations	(5.4)	(8.4)		(57.4)	(77.8)	
Revenue by Category	**486.4**	**514.2**	**6%**	**1,534.9**	**1,615.9**	**5%**
Inputs revenue	432.2	426.7	(1%)	1,453.1	1,474.1	1%
Grains revenue	54.2	87.5	61%	81.9	141.8	73%
Gross Profit	**71.9**	**60.2**	**(16%)**	**286.3**	**222.7**	**(22%)**
Brazil Ag Retail	51.6	43.5	(16%)	220.7	152.4	(31%)
Latam Ag Retail	7.6	7.3	(4%)	28.6	26.4	(8%)
Crop Care	8.0	9.1	14%	46.1	50.3	9%
Intercompany elim.	4.7	0.3		(9.0)	(6.4)	
Gross Margin	**14.8%**	**11.7%**	**-310 bps**	**18.7%**	**13.8%**	**-490 bps**
Brazil Ag Retail	12.1%	9.7%	-240 bps	16.9%	11.0%	-590 bps
Latam Ag Retail	15.8%	14.4%	-130 bps	16.7%	15.3%	-140 bps
Crop Care	46.8%	41.2%	-550 bps	41.6%	38.5%	-310 bps
Gross Margin (% of Inputs revenue)	**16.6%**	**14.1%**	**-250 bps**	**19.7%**	**15.1%**	**-460 bps**
Brazil Ag Retail	13.9%	12.0%	-190 bps	17.9%	12.1%	-570 bps
Latam Ag Retail	15.8%	14.6%	-120 bps	17.3%	16.0%	-130 bps
Crop Care	46.8%	41.2%	-550 bps	41.6%	38.5%	-310 bps
SG&A (excl. D&A)	(50.1)	(60.8)	21%	(150.2)	(185.8)	24%
Other operating income (expense)	(64.0)	0.4		(57.9)	4.8	
EBITDA	**(42.2)**	**(0.2)**		**78.1**	**41.8**	
(+) Adjustment items	66.9	3.9		70.7	13.3	
Adjusted EBITDA	**24.8**	**3.7**	**(85%)**	**148.8**	**55.1**	**(63%)**
Brazil Ag Retail	17.2	1.4	(92%)	116.6	32.2	(72%)
Latam Ag Retail	2.7	0.9	(66%)	14.3	8.7	(39%)
Crop Care	0.5	1.9	268%	27.3	23.6	(13%)
Corporate & Intercompany elim.	4.3	(0.5)		(9.4)	(9.7)	
Adjusted EBITDA Margin %	5.1%	0.7%	-440 bps	9.7%	3.4%	-630 bps
Adjusted EBITDA Margin (% of Inputs)	5.7%	0.9%	-490 bps	10.2%	3.7%	-650 bps
Share of profit of an associate	-	0.5		-	0.2	
D&A (incl. PPA amortization)	(8.4)	(9.8)	16%	(24.1)	(27.0)	12%
Finance income (costs)	(29.4)	(49.7)	69%	(91.4)	(113.0)	24%
Income taxes, current and deferred	5.6	(5.6)		13.4	20.6	
Net profit (loss)	**(74.3)**	**(64.8)**	**n.m.**	**(23.9)**	**(77.5)**	**n.m.**
(+) Adjustment items	68.9	3.3		75.3	13.3	
(+) Income tax impact of adjustments	(2.5)	(1.1)		(4.7)	(4.5)	
Adjusted net profit (loss)	**(7.9)**	**(62.7)**	**691%**	**46.7**	**(68.7)**	**n.m.**

[1] USD/BRL average period exchange rate used to translate results to USD: 4.952 for 3Q24 | 4.955 for 2Q24 | 5.265 for 2Q23 | 1Q24 period converted using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) | 1Q23 period converted using monthly exchange rates (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

LAVORO

7

Summary of Financial Results for 3Q24 in BRL

In millions of Brazilian reais

Consolidated Results (USD)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
Revenue by Segment	**2,526.2**	**2,545.8**	**1%**	**8,032.3**	**7,977.7**	**(1%)**
Brazil Ag Retail	2,215.0	2,227.8	1%	6,852.9	6,865.6	0%
Latam Ag Retail	250.6	250.1	(0%)	900.2	850.6	(6%)
Crop Care	88.6	109.5	24%	580.1	645.3	11%
Intercompany eliminations	(28.0)	(41.6)		(300.8)	(383.8)	
Revenue by Category	**2,526.2**	**2,545.8**	**1%**	**8,032.4**	**7,977.7**	**(1%)**
Inputs revenue	2,244.5	2,112.8	(6%)	7,605.9	7,279.4	(4%)
Grains revenue	281.7	433.1	54%	426.4	698.3	64%
Gross Profit	**373.4**	**297.9**	**(20%)**	**1,498.7**	**1,101.8**	**(26%)**
Brazil Ag Retail	268.1	215.4	(20%)	1,155.7	754.9	(35%)
Latam Ag Retail	39.5	36.1	(9%)	150.0	130.0	(13%)
Crop Care	41.4	45.2	9%	240.9	248.4	3%
Intercompany elim.	24.4	1.3		(47.8)	(31.6)	
Gross Margin	**14.8%**	**11.7%**	**-310 bps**	**18.7%**	**13.8%**	**-480 bps**
Brazil Ag Retail	12.1%	9.7%	-240 bps	16.9%	11.0%	-590 bps
Latam Ag Retail	15.8%	14.4%	-130 bps	16.7%	15.3%	-140 bps
Crop Care	46.8%	41.2%	-550 bps	41.5%	38.5%	-300 bps
Gross Margin (% of Inputs revenue)	**16.6%**	**14.1%**	**-250 bps**	**19.7%**	**15.1%**	**-460 bps**
Brazil Ag Retail	13.9%	12.0%	-190 bps	17.9%	12.2%	-570 bps
Latam Ag Retail	15.8%	14.6%	-120 bps	17.3%	16.0%	-130 bps
Crop Care	46.8%	41.2%	-550 bps	41.5%	38.5%	-300 bps
SG&A (excl. D&A)	(260.1)	(300.8)	16%	(786.0)	(916.2)	17%
Other operating income (expense)	(332.2)	2.0		(300.5)	23.9	
EBITDA	**(219.0)**	**(0.9)**		**412.2**	**209.5**	
(+) Adjustment items	347.6	19.2		367.4	65.4	
Adjusted EBITDA	**128.7**	**18.3**	**(86%)**	**779.5**	**274.9**	**(65%)**
Brazil Ag Retail	89.4	6.7	(92%)	611.3	162.0	(74%)
Latam Ag Retail	14.2	4.6	(67%)	75.1	43.0	(43%)
Crop Care	2.7	9.3	251%	142.9	117.7	(18%)
Corporate & Intercompany elim.	22.5	(2.4)		(49.8)	(47.8)	
Adjusted EBITDA Margin %	5.1%	0.7%	-440 bps	9.7%	3.4%	-630 bps
Adjusted EBITDA Margin (% of Inputs)	5.7%	0.9%	-490 bps	10.2%	3.8%	-650 bps
Share of profit of an associate	-	2.5		-	0.8	
D&A (incl. PPA amortization)	(43.8)	(48.4)	11%	(126.2)	(133.4)	6%
Finance income (costs)	(152.5)	(246.2)	61%	(478.3)	(559.8)	17%
Income taxes, current and deferred	29.2	(27.9)		70.2	100.3	
Net profit (loss)	**(386.0)**	**(320.9)**	**n.m.**	**(122.1)**	**(382.8)**	**n.m.**
(+) Adjustment items	357.9	16.3		391.4	65.4	
(+) Income tax impact of adjustments	(13.0)	(5.5)		(24.4)	(22.2)	
Adjusted net profit (loss)	**(41.1)**	**(310.2)**	**654%**	**244.9**	**(339.6)**	**n.m.**

LAVORO

8

Reconciliation of Adjusted EBITDA and Adjusted Net Profit (Loss)

	Results in BRL (in millions of Brazilian reais)				Results in USD (in millions of US dollars)			
Consolidated Results	**3Q23**	**3Q24**	**9M23**	**9M24**	**3Q23**	**3Q24**	**9M23**	**9M24**
Net profit (loss)	**(386.0)**	**(320.9)**	**(122.1)**	**(382.8)**	**(74.3)**	**(64.8)**	**(23.9)**	**(77.5)**
(+) Income taxes	(29.2)	27.9	(70.2)	(100.3)	(5.6)	5.6	(13.4)	(20.6)
(+) Finance income (costs)	152.5	246.2	478.3	559.8	29.4	49.7	91.4	113.0
(+) Depreciation and amortization	43.8	48.4	126.2	133.4	8.4	9.8	24.1	27.0
(+) Share of profit of an associate	-	(2.5)	-	(0.8)	-	(0.5)	-	(0.2)
(+) M&A expenses	2.1	1.4	7.1	20.7	0.4	0.3	1.4	4.2
(+) Stock-based compensation	0.5	2.8	11.9	13.5	0.1	0.6	2.3	2.7
(+) DeSPAC related bonus	25.4	10.6	25.4	17.6	4.9	2.1	4.9	3.6
(+) Related party consultancy services	-	4.5	3.1	13.2	-	0.9	0.6	2.7
(+) Nasdaq listing expenses	319.6	-	319.6	-	61.5	-	61.5	-
(+) Other non-operating (benefits) expenses	-	-	0.2	0.6	-	-	-	0.1
Adjusted EBITDA	**128.7**	**18.3**	**779.5**	**274.9**	**24.8**	**3.7**	**148.8**	**55.1**

	3Q23 (BRL)	3Q24 (BRL)	9M23 (BRL)	9M24 (BRL)	3Q23 (USD)	3Q24 (USD)	9M23 (USD)	9M24 (USD)
Net profit (loss)	**(386.0)**	**(320.9)**	**(122.1)**	**(382.8)**	**(74.3)**	**(64.8)**	**(23.9)**	**(77.5)**
(+) FV of inventories from acquired companies	10.3	(0.4)	24.1	0.7	2.0	(0.1)	4.6	0.2
(+) Share of profit of an associate	-	(2.5)	-	(0.8)	-	(0.5)	-	(0.2)
(+) M&A expenses	2.1	1.4	7.1	20.7	0.4	0.3	1.4	4.2
(+) Stock-based compensation	0.5	2.8	11.9	13.5	0.1	0.6	2.3	2.7
(+) DeSPAC related bonus	25.4	10.6	25.4	17.6	4.9	2.1	4.9	3.6
(+) Related party consultancy services	-	4.5	3.1	13.2	-	0.9	0.6	2.7
(+) Nasdaq listing expenses	319.6	-	319.6	-	61.5	-	61.5	-
(+) Other non-operating (benefits) expenses	-	-	0.2	0.6	-	-	-	0.1
(+) Tax impact of adjustments	(13.0)	(5.5)	(24.4)	(22.2)	(2.5)	(1.1)	(4.7)	(4.5)
Adjusted net profit (loss)	**(41.1)**	**(310.2)**	**244.9**	**(339.6)**	**(7.9)**	**(62.7)**	**46.7**	**(68.7)**

Note: Results in USD are displayed using the following average period USD/BRL exchange rate translate results to USD: 4.952 for 3Q24 | 4.955 for 2Q24 | 5.265 for 2Q23 | 1Q24 period converted using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) | 1Q23 period converted using monthly exchange rates (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

LAVORO

9

Reconciliation of Adjusted EBITDA for each segment

	Results in BRL (in millions of Brazilian reais)				Results in USD (in millions of US dollars)			
Brazil Ag Retail	**3Q23**	**3Q24**	**9M23**	**9M24**	**3Q23**	**3Q24**	**9M23**	**9M24**
Net profit (loss)	**(70.2)**	**(297.2)**	**122.1**	**(396.8)**	**(13.5)**	**(60.0)**	**23.2**	**(80.3)**
(+) Income taxes	(40.4)	22.6	(104.2)	(107.8)	(7.8)	4.6	(19.9)	(22.1)
(+) Finance income (costs)	135.8	231.8	443.5	517.3	26.2	46.8	84.7	104.3
(+) Depreciation and amortization	38.8	43.0	108.8	109.1	7.5	8.7	20.7	22.1
(+) Share of profit of an associate	-	(4.4)	-	(0.1)	-	(0.9)	-	-
(+) M&A expenses	1.6	0.2	4.5	4.7	0.3	0.0	0.9	0.9
(+) Stock-based compensation	0.4	(1.1)	10.4	9.1	0.1	(0.2)	2.0	1.8
(+) DeSPAC related bonus	23.4	7.6	23.4	14.6	4.5	1.5	4.5	3.0
(+) Related party consultancy services	-	4.2	2.8	11.9	-	0.8	0.5	2.4
Adjusted EBITDA	**89.4**	**6.7**	**611.3**	**162.0**	**17.2**	**1.4**	**116.6**	**32.2**

Latam Ag Retail	**3Q23**	**3Q24**	**9M23**	**9M24**	**3Q23**	**3Q24**	**9M23**	**9M24**
Net profit (loss)	**3.3**	**(7.1)**	**32.4**	**7.0**	**0.6**	**(1.4)**	**6.2**	**1.4**
(+) Income taxes	2.4	(1.3)	18.8	7.6	0.5	(0.3)	3.6	1.5
(+) Finance income (costs)	4.0	7.3	11.3	17.1	0.8	1.5	2.2	3.5
(+) Depreciation and amortization	2.1	2.8	8.3	8.3	0.4	0.6	1.6	1.7
(+) Share of profit of an associate	-	-	-	-	-	-	-	-
(+) M&A expenses	0.4	-	2.2	-	0.1	-	0.4	-
(+) DeSPAC related bonus	2.1	3.0	2.1	3.0	0.4	0.6	0.4	0.6
Adjusted EBITDA	**14.2**	**4.6**	**75.1**	**43.0**	**2.7**	**0.9**	**14.3**	**8.7**

Crop Care	**3Q23**	**3Q24**	**9M23**	**9M24**	**3Q23**	**3Q24**	**9M23**	**9M24**
Net profit (loss)	**(11.1)**	**(19.7)**	**79.1**	**47.6**	**(2.1)**	**(4.0)**	**15.1**	**9.6**
(+) Income taxes	0.5	6.2	31.4	10.7	0.1	1.3	6.0	2.1
(+) Finance income (costs)	10.1	18.5	20.8	41.7	1.9	3.7	4.0	8.4
(+) Depreciation and amortization	2.9	2.7	9.1	15.9	0.6	0.5	1.7	3.2
(+) Share of profit of an associate	-	0.7	-	(1.2)	-	0.1	-	(0.3)
(+) M&A expenses	0.2	0.3	0.4	0.3	0.0	0.1	0.1	0.1
(+) Stock-based compensation	0.1	0.4	1.5	0.9	0.0	0.1	0.3	0.2
(+) Related party consultancy services	-	0.3	0.4	1.3	-	0.1	0.1	0.3
(+) Other non-operating (benefits) expenses	-	-	0.2	0.6	-	-	0.0	0.1
Adjusted EBITDA	**2.7**	**9.3**	**142.9**	**117.7**	**0.5**	**1.9**	**27.3**	**23.7**

Corporate & Intercompany Elim.	**3Q23**	**3Q24**	**9M23**	**9M24**	**3Q23**	**3Q24**	**9M23**	**9M24**
Net profit (loss)	**(308.0)**	**3.0**	**(355.7)**	**(40.6)**	**(59.3)**	**0.6**	**(68.4)**	**(8.2)**
(+) Income taxes	8.3	0.4	(16.3)	(10.7)	1.6	0.1	(3.1)	(2.2)
(+) Finance income (costs)	2.6	(11.4)	2.6	(16.3)	0.5	(2.3)	0.5	(3.3)
(+) Share of profit of an associate	-	1.2	-	0.6	-	0.2	-	0.1
(+) M&A expenses	-	0.9	-	15.8	-	0.2	-	3.2
(+) Stock-based compensation	-	3.4	-	3.4	-	0.7	-	0.7
(+) Other non-operating (benefits) expenses	-	-	-	-	-	-	-	-
Adjusted EBITDA	**22.5**	**(2.4)**	**(49.8)**	**(47.8)**	**4.3**	**(0.5)**	**(9.4)**	**(9.7)**

Note: Results in USD are displayed using the following average period USD/BRL exchange rate translate results to USD: 4.952 for 3Q24 | 4.955 for 2Q24 | 5.265 for 2Q23 | 1Q24 period converted using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) | 1Q23 period converted using monthly exchange rates (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

LAVORO

10